SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                      (Amendment No. ___)*

                  THE FURIA ORGANIZATION, INC.
=================================================================
                        (Name of Issuer)

              Common Stock, no par value per share
=================================================================
                 (Title of Class of Securities)

                            36106010
=================================================================
                         (CUSIP Number)

                     Time For a Change, Inc.
                 14651 Dallas Parkway, Suite 123
                      Dallas, Texas  75251
                         (972) 403-8093
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 5, 1998
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e)(f) or (g), check the following box.  [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                       (Page 1 of 7 Pages)

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Cusip No.36106010                                             13D


(1)  Name of Reporting Person             Time For a Change, Inc.
     IRS Identification No. (entities only)            75-2188820

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          00

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Texas

     Number of Shares    (7)  Sole Voting              13,351,449
                              Power
        Beneficially
                         (8)  Shared Voting                     0
        Owned by Each         Power

     Reporting Person    (9)  Sole Dispositive         13,351,449
                              Power
          with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned               13,351,449
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                     [ ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                          53%
     Amount in Row (11)

(14) Type of Reporting Person*                                 CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

Cusip No.36106010   13D

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1

1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.0001 par value per share (the "Common
Stock"), of The Furia Organization, Inc., a Delaware corporation, which has its principal executive offices located at P.O. Box
795517, Dallas, Texas 75379-5519 (the "Issuer").

2.   IDENTITY AND BACKGROUND.

     (a)-(c)&(f) This Statement is filed by Time For a Change, Inc., a Texas corporation (the "Reporting Person"). The Reporting Person is principally engaged in the business of interior design/antiques. The principal business and principal office address of the Reporting Person are located at 14651 Dallas Parkway, Suite 123, Dallas, Texas 75251. The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of the Corporation or organization in which such occupation, position, office or employment is or was conducted) of each of the executive officers, directors and persons who may be deemed to control Reporting Person, if any (and executive officers and directors of any entity which could be deemed ultimately in control of the Reporting Person, if any), are set forth on
Schedule 1 attached hereto. Such persons are collectively referred to herein as the "Individuals."

     (d)-(e) During the last five years, neither the Reporting Person nor any of the Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither the Reporting Person nor any of the Individuals is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person or any of the Individuals was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Reporting Person obtained its beneficial interests in the Issuer's common shares upon the conversion of its Series A Convertible Preferred Stock (the "Preferred Stock") on
March 5,1998. The Reporting Person acquired its Preferred Stock on December 31, 1995 for cash and services contributed. Upon the conversion of the Preferred Stock into shares of common stock of the Issuer, Reporting Person held approximately 53% of the outstanding shares of common stock of the Issuer.

Cusip No.36106010   13D

4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Preferred Stock for investment purposes only. The Reporting Person acquired its shares of Common Stock in the Issuer pursuant to its right to convert its shares of Preferred Stock into common stock. The Reporting Person acquired its shares of common stock from the Issuer as a result of the conversion of its Preferred Stock, and holds such common shares for investment purposes only.

     The Reporting Person has no present plans to cause the Issuer to engage in any extraordinary corporate transactions; to effect any change of the issuer's management, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws; or to delete, delist or terminate the registration of any securities of the Issuer.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Immediately upon the conversion of the Preferred Stock as set forth above, the aggregate number of shares of common stock which may be deemed to have been beneficially owned by the Reporting Person as of such date was 13,351,449 shares constituting approximately 53% of the outstanding shares of common stock of the Issuer (based on 25,214,209 shares of Common Stock outstanding at March 5, 1998 pursuant to information provided by the Company).

     (b) The Reporting Person had direct beneficial ownership with sole voting and sole investment power of 13,351,449 shares as of the date of this Schedule 13D.

     (c)  Except as set forth in this Statement, the Reporting
Person has effected no other transactions in the shares of common stock of the issuer.

     (d)  Not applicable.

     (e)  Not applicable.

6.   CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO
     SECURITIES OF THE ISSUER.

     None.


7.   MATERIAL TO BE FILED AS EXHIBITS

                         None.

Cusip No.36106010   13D

                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 25, 1998

                                   Time For a Change, Inc.,
                                   a Texas corporation



                                   By:  /s/ CHERYL L. MCMULLEN
                                      ---------------------------
                                   Name:  Cheryl L. McMullen
                                   Title:  President



            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S.C. 1001).

                           SCHEDULE 1
                           ----------

        DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS
                               OF
                     TIME FOR A CHANGE, INC.


     Set forth below is the name, citizenship, business address and present principal occupation or employment of each director and executive officer of Time For a Change, Inc. (the "Reporting
Person").

                                                  Present Principal
                                                    Occupation or        Position With Reporting
Name and Citizenship     Business Address            Employment                   Person
--------------------  -----------------------  -----------------------  -------------------------
Cheryl L. McMullen    14651 Dallas Parkway     Business Executive       Chairman of the Board,
                      Suite 123                                         President and Controlling
                      Dallas, Texas 75251                               Shareholder

